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Exhibit 3.5

CERTIFICATE OF AMENDMENT
OF
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EQUALLOGIC, INC.

        EqualLogic, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

        At a meeting of the Board of Directors of the Corporation, a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Fourth Amended and Restated Certificate of Incorporation, as amended, of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

        RESOLVED:    That Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation, as amended, of the Corporation, be and hereby is further amended by deleting Paragraph (B)(3)(a) thereof and inserting the following in lieu thereof:

          "(a) The holders of Series C Convertible Preferred Stock, Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, acting in its sole discretion, on a pari passu basis with each other, out of funds legally available therefor, (i) a dividend on each share of Series B Convertible Preferred Stock held of record by them which shall accrue from the date of issuance at an annual rate of 8% compounded annually (the "Series B Accruing Dividends"), (ii) a dividend on each share of Series B 1 Convertible Preferred Stock held of record by them which shall accrue from the date of issuance at an annual rate of 8% compounded annually (the "Series B-1 Accruing Dividends"), and (iii) a dividend on each share of Series C Convertible Preferred Stock held of record by them which shall accrue from the date of issuance at an annual rate of 8% compounded annually (the "Series C Accruing Dividends", and together with the Series B Accruing Dividends and the Series B-1 Accruing Dividends, the "Preferred Accruing Dividends"). The Preferred Accruing Dividends shall be cumulative and shall accrue, whether or not declared, (i) with respect to the original purchase price per share of Class B Preferred Stock of $0.30 and (ii) with respect to the original purchase price per share of Series C Convertible Preferred Stock of $0.5448 (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus all unpaid annual accrual amounts. The Preferred Accruing Dividends shall be paid before any dividends are declared or paid on shares of Common Stock or any other series of Convertible Preferred Stock. Other than as set forth in Section 3(b) below, the holders of the Class A Preferred Stock shall not be entitled to receive any dividends."

        IN WITNESS WHEREOF, this Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation has been executed by its duly authorized officer this 3rd day of October, 2007.

EQUALLOGIC, INC.
By:	/s/ DONALD P. BULENS Donald P. Bulens President and Chief Executive Officer

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CERTIFICATE OF AMENDMENT OF FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EQUALLOGIC, INC.